Carlisle Companies Incorporated 13925 Ballantyne Corporate Place, Suite 400 Charlotte, North Carolina 28277 (704) 501-1100 • FAX (704) 501-1190 www.carlisle.com

September 13, 2010

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549

Re:	Carlisle Companies Incorporated
Form 10-K for the Fiscal Year ended December 31, 2009

Dear Mr. Decker:

On behalf of Carlisle Companies Incorporated (the “Company”), and in accordance with our previous response, the following is the Company’s response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 30, 2010 with respect to the above-referenced filing.  The Company’s response to your comment is preceded by the text of the comment in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8 — Financial Statements and Supplementary Data, page 37

Note 2 — Fire Gain, page 46

1.              We have reviewed your response to prior comment 6 from our letter dated July 23, 2010.  You indicate that during the first six months of 2009 you received $11.5 million of cash proceeds in connection with inventory destroyed by the fire and $43 million of cash proceeds based on a negotiated settlement related to destroyed property, plant and equipment and fire-related clean up costs.  We believe that insurance settlements should be classified based on the nature of the insurance coverage that gave you the right to receive payment.  As such, it is not clear from your response how you determined that classifying the entire amount of these proceeds within cash flows from operating activities was appropriate.  For example, we would anticipate that the insurance proceeds related to destroyed property, plant and equipment would be classified within cash flows from investing activities.  Please advise.  If, after reassessing, you now believe that a portion of the insurance proceeds should have been included within cash flows from investing activities, please show us in your supplemental response how you will reflect the change in your next Form 10-Q and Form 10-K.  We anticipate that a footnote would clearly disclose the revision and the amounts now allocated to each category of the statement of cash flows along with the previous allocation.  Please show us supplementally what your revised disclosures will look like.

Management Response:

We respectfully submit to the Staff that due to the nature of the claim with the Company’s insurance carriers for losses other than inventory being settled without specificity as to the amount received for destroyed property, plant and equipment or incurrence of fire-related clean up costs any allocation solely for purposes of classification in the Consolidated Statement of Cash Flows of the $43 million between those two items, in the Company’s view, would have been arbitrary.  ASC 230-10-45-16(c) states that proceeds of insurance settlements that are directly related to the destruction of a building should be classified as an investing cash inflow and thus the Company strictly interpreted such guidance in that the settlement noted above did not directly specify the amount received between destroyed property, plant and equipment or incurrence of fire-related clean-up costs.  As such, the Company did not believe that classifying a portion of the proceeds within investing cash flows was appropriate.

The Company, however, will change, based on the Staff’s views of the relevant accounting guidance, such classification in its 2009 Consolidated Statement of Cash Flows to be included in its next Form 10-Q for the quarter ending September 30, 2010 and Form 10-K for the year ending December 31, 2010, along with footnote disclosure clearly explaining the change.  The amount to be re-classified from net cash provided by operating activities to cash used in investing activities in both the nine-month and full year periods of 2009, based on the Company’s best estimate of the maximum amount received related to destroyed property, plant and equipment, is a cash inflow of $30 million ($43 million proceeds less actual costs incurred related to fire-related clean-up of $13 million).  To effect this change, a line item will be added to Investing Activities entitled “Proceeds from insurance settlements related to property, plant and equipment” with a corresponding amount of $30 million presented as cash inflow and a line item will be added to Operating Activities within the reconciliation of net income to net cash flows from operating activities similarly titled “Gain on insurance settlements related to property, plant and equipment” with a corresponding amount presented of $(24.3) million.  The remaining $5.7 million will be reflected as a decrease to the change in Current and long-term receivables.  The disclosures clearly explaining this change will be reflected in a manner similar to the following:

Form 10-Q for the quarter ending September 30, 2010

Note 1 — Basis of Presentation

The Consolidated Statement of Cash flows for the nine-month period ended September 30, 2009 has been revised to reflect the classification as an investing cash inflow of $30 million of proceeds received from the Company’s insurance carriers related to destroyed property, plant and equipment as a result of the fire that occurred at the Company’s tire and wheel plant in Bowden, GA that was previously classified in net cash provided by operating activities.  The amounts previously presented for cash provided by operating activities for the nine-month period ended September 30, 2009 was $363.4 million and cash used in investing cash flows was $61.0 million.  The revised amount for net cash provided by operating activities is $333.4 million and the revised amount for cash used in investing activities is $31.0 million.  See Note 4 for further discussion of the Bowdon, GA plant fire.

Form 10-K for the year ending December 31, 2010

Note 1 — Summary of Significant Accounting Policies

Revisions and Reclassifications

The Consolidated Statement of Cash flows for the year ended December 31, 2009 has been revised to reflect the classification as an investing cash inflow of $30 million of proceeds received from the Company’s insurance carriers related to destroyed property, plant and equipment as a result of the fire that occurred at the Company’s tire and wheel plant in Bowden, GA that was previously classified in net cash provided by operating activities.  The amounts previously presented for net cash provided by operating activities for the year ended December 31, 2009 was $447.2 million and cash used in investing activities was $119.5 million.  The revised amount for net cash provided by operating activities is $417.2 million and the revised amount for cash used in investing activities is $89.5 million.  See Note 2 for further discussion of the Bowdon, GA plant fire.

The Company will also reflect the change in classification described above within Management’s Discussion and Analysis—Liquidity—Sources and Uses of Cash in Item 2 of the Form 10-Q for the quarter ending September 30, 2010 and Item 7 of the Form 10-K for the year ending December 31, 2010, as appropriate.

Please do not hesitate to call me at (704) 501-1106 with any questions regarding the foregoing.

Sincerely,

/s/ Steven J. Ford
Steven J. Ford
Vice President, Chief Financial Officer,
Secretary and General Counsel